Exhibit 99.1

JOINT NEWS RELEASE

Endeavour Silver and AuRico Gold Sign Definitive Agreement in Respect of
Endeavour Silver’s Acquisition of the El Cubo Silver-Gold Mine and the
Guadalupe y Calvo Silver-Gold Project From AuRico Gold

Endeavour Conference Call at 10 am PDT (1 pm EDT) on April 17, 2012

Vancouver, Canada – April 15, 2012 - Endeavour Silver Corp. (NYSE: EXK, TSX: EDR, Frankfurt: EJD) (“Endeavour”) and AuRico Gold Inc. (TSX: AUQ, NYSE: AUQ) (“AuRico Gold”) are pleased to announce that they have entered into a definitive agreement whereby Endeavour will acquire 100% interests in AuRico Gold’s operating El Cubo silver-gold mine in Guanajuato State, Mexico and the Guadalupe y Calvo silver-gold exploration project in Chihuahua State, Mexico, for total consideration of up to US$250 million.

On Closing, Endeavour will pay AuRico Gold US$200 million, comprised of, at Endeavour’s election, up to US$100 million of the purchase price in Endeavour common shares and the balance in cash.  Post-Closing, AuRico Gold will be entitled to receive up to an additional US$50 million in cash payments from Endeavour upon the occurrence of certain events during the three years following Closing.

El Cubo is a producing silver-gold mine located in the southeast part of the historic Guanajuato mining district in central Mexico, only 10 kilometers (km) from Endeavour’s operating Guanajuato silver-gold mine in the northwest part of the Guanajuato district (see attached map).

Guadalupe y Calvo is an advanced silver-gold exploration project located in the historic Guadalupe y Calvo mining district in Chihuahua State, Mexico, approximately 300 km southwest of the city of Chihuahua.  AuRico Gold recently announced an updated resource estimate and preliminary economic assessment envisioning a combined open pit and underground silver-gold mining operation at Guadalupe y Calvo.

The acquisition of the El Cubo mine is an excellent fit within Endeavour’s growth strategy of buying mines in historic mining districts where management can create shareholder value by bringing its expertise and capital to bear on expanding reserves and resources, improving mine and mill operations and growing silver and gold production.  El Cubo complements Endeavour’s Guanajuato mine and should provide operational synergies going forward, as well as boosting Endeavour’s silver production to immediately move it into the mid-tier of primary silver producers, with little or no equity dilution to shareholders.

The acquisition of the Guadalupe y Calvo project also fits well with Endeavour’s growth strategy as it is located in an historic mining district and has good exploration upside to increase silver-gold resources and the potential to become Endeavour’s fourth mine.  Endeavour plans to further explore Guadalupe y Calvo with additional drilling before re-assessing its mining potential.

For AuRico Gold, this announcement follows the recent signing of a definitive agreement with respect to the divestiture of AuRico Gold’s Australian mines and is consistent with AuRico Gold’s strategy of focusing on its large, low cost, core assets. AuRico Gold is now directing all of its attention to delivering value for shareholders from its three operating mines, including Young-Davidson where first production is imminent, and its development pipeline in Mexico and Canada.

Bradford Cooke, Chairman and CEO of Endeavour, commented, "El Cubo’s proximity and similarity to, and potential synergies with, our Guanajuato mine, make El Cubo a logical and strategic acquisition for Endeavour that will have an immediate and sizable impact on our production, reserves and resources with minimal or no dilution to our shareholders.  We hope to replicate at El Cubo the same types of exploration and operational successes that we have engineered at our Guanacevi and Guanajuato mines.”

Rene Marion, President and CEO of AuRico Gold, commented, “AuRico Gold is pleased to have reached an agreement with Endeavour Silver on the El Cubo and Guadalupe y Calvo properties. AuRico Gold views Endeavour as a logical owner for these properties and are solid operators positioned to deliver on the potential we see at both the El Cubo and Guadalupe y Calvo properties. We look forward to participating in the future success of these two assets through our potential ownership interest in Endeavour and through the future receipt of the contingent payments.”

El Cubo Highlights

•	Producing silver-gold mine currently operating at 1,200 tpd with 965 employees
•
61 mineral concessions covering 8,144 hectares, including several mine adits, ramps and shafts and a 400 tpd leach plant, plus a lease until May 2013 on the adjacent Las Torres Mine, which includes a 2,000 tpd flotation plant owned by a subsidiary of Fresnillo plc

•	Q1, 2012 production was 209,440 oz silver and 4,543 oz gold, or 459,305 oz silver equivalent
•	Proven and Probable Reserves (Dec 31, 2011) of 18.5 million oz silver and 322,000 oz gold
•	Measured and Indicated Resources (Dec 31, 2011) of 8.3 million oz silver and 269,000 oz gold
•	Inferred Resources (Dec 31, 2011) of 26.7 million oz silver and 548,000 oz gold

Guadalupe y Calvo Highlights

•	Advanced silver-gold exploration project
•	9 mineral concessions covering 54,872 hectares, including several old mine adits and shafts
•	Indicated Resources (Dec 31, 2011) of 7.6 million oz silver and 126,000 oz gold
•	Inferred Resources (Dec 31, 2011) of 4.4 million oz silver and 67,000 oz gold
•
Preliminary economic assessment (Mar 5, 2012) evaluated the potential for a combined open pit and underground mine producing on average 968,100 oz silver and 17,600 oz gold annually (1.9 million oz silver equivalent at a 55:1 gold: silver  ratio) for the first 8 years of production

•	After tax NPV at a 5% discount rate is US$93.4 million and the IRR is 27.9% with an initial capital cost of US$85.9 million at a silver price of US$26.35/oz and a gold price of US$1,450/oz

Endeavour Plans

•
Endeavour plans to complete a more detailed assessment of the El Cubo mine operations, mine plan, reserves and resources in order to develop its own long term growth plan and provide 2012 guidance on production, cash costs, capital and exploration programs and budgets after Closing

•
Endeavour also plans to complete a more detailed assessment of the Guadalupe y Calvo resources and exploration targets in order to develop its own long term growth plan and provide 2012 guidance on exploration programs and budgets after Closing

Transaction Rationale for Endeavour

•	Adds a third producing silver-gold mine to Endeavour’s mine portfolio and launches Endeavour into the mid-tier of primary silver producers
•	Adds an advanced gold-silver exploration project to Endeavour’s exploration portfolio with the potential to become Endeavour’s fourth mine
•	Accretive to Endeavour on all financial measures
•	Increases 2012 silver production by at least 12% to 4.8 million oz based on Q1, 2012 production and six months production. Revised production guidance will be provided post-Closing

•
Increases proven and probable reserves by 110% to 35.3 million oz Ag and 477% to 389,500 oz Au, measured and indicated resources by 41% to 55.0 million oz Ag and 135% to 686,800 oz Au, and inferred resources by 88% to 66.1 million oz Ag and 331% to 800,800 oz Au

•	Potential to reduce cash costs at El Cubo through operational synergies with the Guanjuato mine
•	Substantially increases Endeavour’s prospective mineral land-holdings and exploration potential in Mexico

Transaction Rationale for AuRico Gold

•
Completes AuRico Gold’s divestiture process of non-core mines and enables AuRico Gold to direct its full attention to its core portfolio of large, low cost gold mines, projects, and exploration portfolio

•	Total proceeds of up to US$250 million including significant cash proceeds of a minimum of US$100 million on Closing
•	Significant upside participation potential through AuRico Gold’s potential shareholding in Endeavour of up to US$100 million
•	Potential for further cash payments of up to US$50 million within three years of Closing

Transaction Highlights

•
On Closing, Endeavour will pay AuRico Gold US$200 million, comprised of, at Endeavour’s election, up to US$100 million of the purchase price in Endeavour common shares and the balance in cash Post-Closing, AuRico Gold will be entitled to receive up to an additional US$50 million in cash payments from Endeavour upon the occurrence of certain events during the three years following Closing, for total consideration of up to US$250 million

•
Endeavour has sufficient cash on hand (current working capital approximately US$170 million) to meet the minimum cash requirements for Closing and is in the process of securing a bank line of credit which is expected to provide sufficient cash to meet the maximum cash requirements for Closing

•	Closing of the transaction is subject to customary closing conditions including receipt of regulatory approvals
•	The transaction is subject to a standard review by the competition and anti-trust commission of Mexico, with Closing anticipated within 45 business days

Advisors

•	Endeavour retained Koffman Kalef LLP as its legal advisor
•	AuRico Gold retained Dundee Capital Markets to act as its financial advisor and Fasken Martineau DuMoulin LLP to act as its legal advisor

Endeavour Conference Call

An Endeavour telephone conference call to discuss the transaction will be held at 10 am PDT (1 pm EDT) on Tuesday, April 17, 2012. To participate in the telephone conference call, please dial the following:

• 1-800-319-4610                                Canada and USA (Toll-free)
• 1-604-638-5340                                Vancouver Dial In
• 1-604-638-5340                                Outside of Canada & USA
• No pass-code is necessary to participate in the conference call

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada & USA (Toll-free) or 1-604-638-9010  outside of Canada & USA. The required pass-code is 4890 followed by the # sign.

Qualified Person - Godfrey Walton, M.Sc., P. Geo., the President and COO for Endeavour, is the Qualified Person who reviewed and approved the contents of this news release.

About Endeavour Silver Corp.

Endeavour Silver is a premier mid-tier silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted seven consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour's two (soon to be three) operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become the next premier senior silver mining company.

Endeavour Contact Information - For more information, please contact Hugh Clarke, Vice President, Corporate Communications, Toll free at 877-685-9775, or Tel: (604) 685-9775, Fax: (604) 685-9744, Email hugh@edrsilver.com, Website, www.edrsilver.com.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with a diversified portfolio of high quality mines and projects in North America. Following the divestiture of the Australian assets and El Cubo, and the imminent achievement of first production at Young-Davidson, the Company will be focussed on 3 core operations including the Ocampo mine in Chihuahua State and the El Chanate mine in Sonora State. The exciting Young-Davidson gold mine in northern Ontario is expected to reach commercial production by the third quarter of this year and ramp-up to over 200,000 ounces of annual production by 2015. AuRico’s strong project pipeline includes several advanced development opportunities in Mexico and British Columbia as well as a number of highly prospective exploration properties. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com.

AuRico Contact Information - For more information, please contact Scott Perry, Chief Financial Officer or Anne Day, Director of Investor Relations at (647) 260-8880.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2012, including revenue, cash cost and capital cost forecasts, silver and gold production, the anticipated completion of the El Cubo and Guadalupe y Calvo acquisitions, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital  and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); fluctuations in the price of consumed commodities, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, reliability of calculation of mineral reserves and resources and precious metal recoveries, diminishing quantities or grades of mineral reserves as properties are mined; the ability to complete the El Cubo and Guadalupe y Calvo acquisitions and their successful integration,; risks in obtaining necessary licenses and permits, global market events and conditions and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.